Exhibit 99.27

Sandspring Resources Ltd. posts the balance of Toroparu Deposit drill results for 2009 including 120m of 1.33g/t gold and 0.09% copper at the east margin of the deposit

February 9, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce the balance of 2009 copper and gold assay results from drilling of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights include:

•
Hole TPD050 drilled at the east margin of the NI 43-101 Toroparu Deposit envelope intersected two successive discrete mineralized shoots with an average grade of 1.33 g/t gold and .09% copper over 120m and 1.58 g/t gold and .05% copper over 43.5m.

Results from holes TPD047-TPD048 (final copper assays) and TPD049-TPD050 are outlined in Table 1 and comprise an additional 1285m towards a 15,000m drill program designed to optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource (10,262m reported to date; Holes TPD030-048 reported December 9, 2009 and January 26, 2010). The 2010 diamond drill program is well underway. Drill hole locations are posted at http://www.sandspringresources.com/i/pdf/Sandspring_Presentation_Update_Feb_2010.pdf.

The current Toroparu gold-copper deposit was independently modeled* as a potentially open- pittable deposit with an NI 43-101 compliant Indicated mineral resource of 45,574,000 tonnes at 0.93 g/t gold and 0.164% copper containing 1,369,400 oz. gold and 164 million pounds copper or 1,992,600 ounces gold-equivalent and additional Inferred mineral resource of 36,800,000 tonnes 0.82 g/t gold and 0.13% copper containing 973,400 oz. gold and 105 million pounds copper or 1,372,500 ounces gold-equivalent. The full NI 43-101 technical report may be viewed at www.sedar.com as publicly disclosed by Sandspring on May 20, 2009, or on the Company’s website.

Abraham Drost, P.Geo. President of Sandspring states: “Previously reported 2009 results appear to confirm deposit continuity and improved grade characteristics to the west of the current NI 43-101 Toroparu resource envelope.  Hole 50 was drilled to improve confidence limits at the east end of the resource envelope.  The results in Hole 50 exceed average deposit grade and confirm a strong platform for additional stepout holes to the east of the current resource as well.”

Table 1: Balance of 2009 Drill Hole Composite Assays
Sandspring Resources - Toroparu Project

Hole ID	Zone	Easting	Northing	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	Comments
TPD-047	Toroparu Resource Area	825843	714447	45.00 226.50 285.00 397.50 480.00 501.00	46.50 231.00 292.50 436.50 516.00 516.00	1.50 4.50 7.50 39.00 36.00 15.00	1.01* 3.76* 1.20* 1.03* 1.53* 3.05*	0.21 0.06 0.08 0.06 0.18 0.37	Stepout 100m W incl

TPD-048	Toroparu Resource Area	825774	714586	126.50 168.50 200.00 237.50 264.50 269.00 293.00 323.00 386.00	129.50 221.00 206.00 239.00 266.00 273.50 305.00 326.00 387.50	3.00 52.50 6.00 1.50 1.50 4.50 12.00 3.00 1.50	1.67* 1.92* 12.79* 2.04* 1.37* 1.29* 1.32* 2.04* 1.10*	0.01 0.03 0.03 0.00 0.00 0.03 0.09 0.15 0.02	Stepout 200m W incl

TPD-049	Toroparu Resource Area	826096	714757	130.50 318.00 454.50 510.00 538.50 559.50	132.00 444.00 456.00 511.50 565.50 565.50	1.50 126.00 1.50 1.50 27.00 6.00	1.55 0.78 1.99 1.26 1.51 4.90	0.26 0.09 0.04 0.11 0.05 0.11	Stepout 50m W

TPD-050	Toroparu Resource Area	826437	714520	0.00 184.50 219.00 357.00 387.00 444.00	4.00 186.00 339.00 360.00 391.50 487.50	4.00 1.50 120.00 3.00 4.50 43.50	3.48 1.79 1.33 1.10 0.89 1.58	0.05 0.18 0.09 0.06 0.03 0.05	East margin of Resource

*previously reported

Analytical testing and reporting of quantitative assays was performed independently by Activation Laboratories Ltd. (“ActLabs”). ActLabs is an ISO 17025 (Lab 266) and NELAP (lab E87979) accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal Qa/Qc tests performed by ActLabs.

Mr. Harvey Klatt, P.Geo., Exploration Manager for Sandspring and the Company’s Qualified Person on the Toroparu site, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

*Gold-equivalent calculations per NI 43-101 Technical Report, P&E Mining Consultants, October 26, 2008 – Au Eq. derived from Au US$688/oz and Cu US$3.13/lb (3 yr trailing avg. at Aug 31,2008; 90% Au recovery and 75% Cu process plant/leach recovery)

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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